Exhibit 99.2

Management’s Discussion and Analysis
for the quarter ended June 23, 2012

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its third fiscal quarter ended June 23, 2012. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 23, 2012, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2011, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Effective September 25, 2011, Tembec adopted IFRS as the Company’s basis for financial reporting commencing with the interim financial statements for the three-month period ended December 24, 2011, and using September 26, 2010, as the transition date. Except where otherwise noted, all prior period comparative figures have been restated for IFRS. All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at July 26, 2012, the date of filing in conjunction with the Company’s press release announcing its results for the third fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Sales	422	452	448	421	401	407	415	-
Freight and other deductions	57	62	61	57	53	57	59	-
Lumber export taxes	3	4	3	3	2	3	1	-
Cost of sales	328	327	335	331	316	326	311	-
SG&A	18	19	18	17	18	18	18	-
Share-based compensation	4	6	(2)	(6)	-	1	(1)	-
Adjusted EBITDA	12	34	33	19	12	2	27	-
Depreciation & amortization	13	11	12	12	12	10	11	-
Other items	2	6	(7)	2	2	(5)	2	-
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	-
Interest, foreign exchange & other	12	12	4	3	10	10	7	-
Exchange loss (gain) on long-term debt	(5)	(6)	1	11	(2)	(6)	8	-
Pre-tax earnings (loss)	(10)	11	23	(9)	(10)	(7)	(1)	-
Income tax expense	1	5	6	8	6	7	4	-
Net earnings (loss)	(11)	6	17	(17)	(16)	(14)	(5)	-

CONSOLIDATED RESULTS

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $2 million was recorded in the March 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the June 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $4 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s December 2011 quarterly financial results.

On March 23, 2012, the Company sold its British Columbia (B.C.) Southern Interior wood products assets for proceeds of $66 million. The sale includes the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter.

TRANSITION TO IFRS

All financial information in this interim MD&A, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results have been prepared in accordance with IFRS. In the prior year, the Company had prepared its annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The change in certain comparative figures from previous Canadian GAAP to IFRS is provided in the table below. For more details on IFRS adjustments at the transition date, refer to note 20 of the interim financial statements.

	$ millions
					Total
	Dec 10	Mar 11	Jun 11	Sep 11	Fiscal 11
Sales
Per IFRS	422	452	448	421	1,743
Per Canadian GAAP	422	452	448	421	1,743
Difference	-	-	-	-	-

Adjusted EBITDA
Per IFRS	12	34	33	19	98
Per Canadian GAAP	11	33	32	19	95
Difference	1	1	1	-	3

Operating earnings (loss)
Per IFRS	(3)	17	28	5	47
Per Canadian GAAP	(4)	16	31	6	49
Difference	1	1	(3)	(1)	(2)

Net earnings (loss)
Per IFRS	(11)	6	17	(17)	(5)
Per Canadian GAAP	(12)	7	19	(17)	(3)
Difference	1	(1)	(2)	-	(2)

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	June	Total	Price	Volume & Mix
	2012	2012	Variance	Variance	Variance
Forest Products	112	86	(26)	6	(32)
Specialty Cellulose and Chemical Pulp	176	167	(9)	-	(9)
High-Yield Pulp	77	101	24	7	17
Paper	79	86	7	-	7
Corporate	2	4	2	-	2
	446	444	(2)	13	(15)
Less: Intersegment Sales	(39)	(29)	10
Sales	407	415	8

Sales increased by $8 million as compared to the prior quarter. Currency had a small positive effect on pricing as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. Forest Products segment sales decreased by $26 million on lower SPF lumber shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $9 million due to lower shipments. High-Yield Pulp segment sales increased by $24 million as shipments and prices increased. Paper segment sales increased by $7 million due to higher shipments.

Adjusted EBITDA
$ millions	March	June	Total	Price	Cost & Volume
	2012	2012	Variance	Variance	Variance
Forest Products	(11)	(2)	9	6	3
Specialty Cellulose and Chemical Pulp	31	18	(13)	-	(13)
High-Yield Pulp	(16)	5	21	7	14
Paper	4	9	5	-	5
Corporate	(6)	(3)	3	-	3
	2	27	25	13	12

Adjusted EBITDA increased by $25 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA improved by $9 million as a result of better prices and lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $13 million due primarily to higher maintenance costs. High-Yield Pulp segment adjusted EBITDA increased by $21 million due to higher prices and lower costs. Paper segment adjusted EBITDA increased by $5 million as a result of lower costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	June	Total	EBITDA	Depreciation	Other Items
	2012	2012	Variance	Variance	Variance	Variance
Forest Products	10	(4)	(14)	9	1	(24)
Specialty Cellulose and Chemical Pulp	27	13	(14)	(13)	(1)	-
High-Yield Pulp	(19)	1	20	21	(1)	-
Paper	4	9	5	5	-	-
Corporate	(25)	(5)	20	3	-	17
	(3)	14	17	25	(1)	(7)

The Company generated operating earnings of $14 million compared to an operating loss of $3 million in the prior quarter. The previously noted improvement in adjusted EBITDA generated the increase. Other items partially offset a portion of the adjusted EBITDA increase. A more detailed explanation of segment variances is included in the analysis that follows.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	June
	2012	2012	Variance
Financial ($ millions)
Sales (1)	112	86	(26)

Freight and other deductions	12	8	4
Lumber export taxes	3	1	2
Cost of sales (1)	105	76	29
SG&A	3	3	-
Adjusted EBITDA	(11)	(2)	9

Depreciation and amortization	3	2	1
Other items - gain on sale of B.C. sawmills	(24)	-	(24)
Operating earnings (loss)	10	(4)	(14)

Shipments
SPF lumber (mmbf)	227	165	(62)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	266	297	31
KD #2 & better delivered G.L. (US $ per mbf)	359	393	34
KD stud delivered G.L. (US $ per mbf)	327	388	61
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $2 million on sales of $86 million for the quarter ended June 23, 2012, compared to negative adjusted EBITDA of $11 million on sales of $112 million in the prior quarter. The sale of the Company’s two B.C. sawmills at the end of the prior quarter had a significant impact on sales. The sawmills had shipped 91 million board feet of lumber in the prior quarter and had generated lumber, chip and by-product revenues of $44 million. Higher prices and shipments from the Company’s Eastern sawmills partially offset the decrease.

Demand for SPF lumber remained relatively weak with shipments equal to 59% of capacity, as compared to 58% in the prior quarter. US $ reference prices for random lumber increased by US $33 per mbf on average while stud lumber increased by US $61 per mbf. Currency was not a factor as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. The net price effect was an increase in adjusted EBITDA of $7 million or $42 per mbf. Manufacturing costs were relatively unchanged quarter-over-quarter. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two B.C. sawmills, which had generated negative $2 million of adjusted EBITDA in the prior quarter.

During the June quarter, the Company incurred $1 million of lumber export taxes, on shipments of lumber from its Eastern sawmills to the United States, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the June quarter, the Company incurred a tax of 5% on its Eastern lumber shipments. The $2 million decline in export taxes relates to the amount paid on shipments to the United States from the two B.C. sawmills in the prior quarter.

The Forest Products segment generated an operating loss of $4 million as compared to operating earnings of $10 million in the prior quarter. During the previous quarter, the Company sold its two B.C. sawmills for proceeds of $66 million and recorded a gain of $24 million. The two sawmills represented approximately 29% of the Company’s total SPF lumber capacity.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	March	June
	2012	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	153	141	(12)
Sales - Chemicals	23	26	3
	176	167	(9)

Freight and other deductions	17	19	(2)
Cost of sales (1)	123	124	(1)
SG&A	5	6	(1)
Adjusted EBITDA	31	18	(13)
Depreciation and amortization	4	5	(1)
Operating earnings	27	13	(14)

Shipments
Specialty cellulose pulp (000's tonnes)	69	62	(7)
Chemical pulp (000's tonnes)	57	56	(1)
Internal (000's tonnes)	6	5	(1)
Total	132	123	(9)

Reference Prices
NBSK - delivered China (US $ per tonne)	687	690	3
NBSK - delivered U.S. (US $ per tonne)	870	900	30
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $18 million on sales of $167 million for the quarter ended June 23, 2012, compared to adjusted EBITDA of $31 million on sales of $176 million in the prior quarter. Sales decreased by $9 million primarily as a result of lower shipments.

The specialty cellulose market conditions remained favourable. A decrease in commodity viscose grade prices was offset by an increase in specialty grades. Currency was not a factor for the Canadian mill as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. Overall, pricing was relatively unchanged quarter-over-quarter. Specialty cellulose shipments were equal to 80% of capacity as compared to 89% in the prior quarter. The relatively low level of shipments in the June 2012 quarter was due to the annual maintenance shutdown at the Tartas mill, which lasted 11 days. A shorter four day planned maintenance outage also occurred at the Temiscaming facility. These two events reduced production by 6,000 tonnes and increased cost of sales by $7 million. Adjusted EBITDA was further reduced by $3 million due to the 7,000 tonnes reduction in specialty cellulose pulp shipments.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp remained relatively weak. The benchmark price (delivered China) increased by US $3 per tonne. Overall, realized Canadian dollar prices increased by $18 per tonne, increasing adjusted EBITDA by $1 million. NBSK shipments were equal to 91% of capacity as compared to 94% in the prior quarter. There was no major maintenance downtime in either quarter. Cash costs increased by $3 million due to lower electricity revenues as the contract with the utility provides for lower prices during the April to September period. On a net basis, adjusted EBITDA declined by $2 million.

Finished goods inventories were at approximately 22 days of supply at the end of June 2012, down from 24 days at the end of the prior quarter.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $13 million compared to operating earnings of $27 million in the prior quarter. The previously noted decrease in adjusted EBITDA accounted for the lower operating earnings.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	March	June
	2012	2012	Variance
Financial ($ millions)
Sales (1)	77	101	24

Freight and other deductions	17	21	(4)
Cost of sales (1)	75	73	2
SG&A	1	2	(1)
Adjusted EBITDA	(16)	5	21
Depreciation and amortization	3	4	(1)
Operating earnings (loss)	(19)	1	20

Shipments
External (000's tonnes)	134	165	31
Internal (000's tonnes)	15	14	(1)
Total	149	179	30

Reference Prices
BEK - delivered China (US $ per tonne)	605	667	62
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated adjusted EBITDA of $5 million on sales of $101 million for the quarter ended June 23, 2012, compared to negative adjusted EBITDA of $16 million on sales of $77 million in the prior quarter. Sales increased by $24 million based on a combination of higher shipments and prices.

Market conditions for high-yield pulp remained weak in the most recent quarter. While the US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter by US $62 per tonne, it did so from a very low price. The increase did not carry over fully to high-yield pulp as price compression had occurred previously and the BEK increase served to re-establish the normal differential in pricing. Currency was not a factor as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. High-yield pulp prices increased by $39 per tonne, increasing adjusted EBITDA by $7 million. High-yield pulp shipments were equal to 89% of capacity as compared to 74% in the prior quarter. The increase in demand resulted in more uptime at the mills, which produced 7% more pulp in the June quarter. As a result, mill costs decreased by $6 million. In the June 2012 quarter, the higher selling prices led to an increase of $8 million in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. The inventories had been written down by $4 million in each of the December 2011 and March 2012 quarters as their carrying values had exceeded their estimated net realizable values. Pulp inventories were at 38 days of supply at the end of June 2012, as compared to 39 days at the end of March 2012.

The High-Yield Pulp segment generated operating earnings of $1 million compared to an operating loss of $19 million in the prior quarter. The previously noted improvement in adjusted EBITDA accounted for the stronger operating results.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – PAPER

	March	June
	2012	2012	Variance
Financial ($ millions)
Sales	79	86	7

Freight and other deductions	11	11	-
Cost of sales	60	63	(3)
SG&A	4	3	1
Adjusted EBITDA	4	9	5
Depreciation and amortization	-	-	-
Operating earnings	4	9	5

Shipments
Coated bleached board (000's tonnes)	39	43	4
Newsprint (000's tonnes)	50	53	3
Total	89	96	7

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,130	1,130	-
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $9 million on sales of $86 million for the quarter ended June 2012, compared to adjusted EBITDA of $4 million on sales of $79 million in the prior quarter. Higher coated bleached board and newsprint shipments caused the $7 million increase in sales.

In terms of market, coated bleached board was stable. Newsprint also remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board and for newsprint were unchanged. Currency was not a factor as the Canadian dollar averaged US $0.991, compared to US $0.998 in the prior quarter. Overall, prices were unchanged quarter-over-quarter. Coated bleached board shipments were equal to 96% of capacity as compared to 86% in the prior quarter. The shipment to capacity percentage for newsprint was 87%, compared to 85% in the prior quarter. Manufacturing costs at the coated bleached board facility declined by $2 million primarily as a result of higher productivity as the mill produced 9% more tonnes. Manufacturing costs at the newsprint mill declined by $1 million, primarily due to lower energy costs.

The Paper segment generated operating earnings of $9 million, compared to operating earnings of $4 million in the prior quarter. The previously noted increase in adjusted EBITDA led to the higher operating earnings.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – CORPORATE

	March	June
	2012	2012
Financial ($ millions)
General and administrative expenses	5	4
Share-based compensation	1	(1)
Other items:
Custodial - idled facilities	3	2
Write-down of Temlam loan receivable	16	-
Operating expenses	25	5

The Company recorded a $1 million credit for share-based compensation in the current quarter compared to a $1 million expense in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price. The $1 million credit in the June 2012 quarter relates primarily to a decrease in share price as the value of the Company’s common shares declined from $3.45 to $2.39.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $2 million in the most recent quarter compared to $3 million in the prior quarter.

The March 2012 quarter includes a $16 million charge relating to the write-down of a loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the prior quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility was unlikely and adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	June
	2012	2012
Interest on debt	9	10
Foreign exchange items	1	(2)
Interest income	-	(1)
Capitalized interest	(1)	-
Bank charges and other	1	-
	10	7

There were no significant interest variances quarter-over-quarter. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as in the prior quarter, losses are generated. When the Canadian dollar weakens versus the US dollar, as was the case in the June quarter, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the June 2012 quarter, the Company recorded a loss of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.001 to US $0.976.

During the March 2012 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.980 to US $1.001.

INCOME TAXES

During the June 2012 quarter, the Company recorded an income tax expense of $4 million on a loss before income taxes of $1 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 26.3% . The June 2012 quarter absorbed a $4 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the March 2012 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes of $7 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 26.3% . The March 2012 quarter absorbed a $6 million unfavourable change in valuation allowance.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

NET LOSS

The Company generated a net loss of $5 million or $0.05 per share for the quarter ended June 23, 2012. This compares to a net loss of $14 million or $0.14 per share for the quarter ended March 24, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	March 24, 2012		June 23, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(14)	(0.14)	(5)	(0.05)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(5)	(0.05)	7	0.07
Gain on sale of B.C. sawmills	(18)	(0.18)	-	-
Write-down of Temlam loan receivable	14	0.14	-	-
Costs for permanently idled facilities	2	0.02	1	0.01
Net earnings (loss) excluding specific items - not in accordance with IFRS	(21)	(0.21)	3	0.03

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	113	86	(27)	10	(37)
Specialty Cellulose and Chemical Pulp	188	167	(21)	(9)	(12)
High-Yield Pulp	93	101	8	1	7
Paper	85	86	1	3	(2)
Corporate	2	4	2	-	2
	481	444	(37)	5	(42)
Less: Intersegment Sales	(33)	(29)	4
Sales	448	415	(33)

Sales decreased by $33 million as compared to the same quarter a year ago. Currency was favourable as the Canadian dollar averaged US $0.991, a 4.1% decrease from US $1.033 in the prior year quarter. Forest Products segment sales decreased by $27 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $21 million due to lower shipments and lower prices of chemical pulp. High-Yield Pulp segment sales increased by $8 million due to higher shipments and prices. Paper segment sales increased by $1 million due to higher prices, partially offset by lower shipments.

Adjusted EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(17)	(2)	15	10	5
Specialty Cellulose and Chemical Pulp	46	18	(28)	(9)	(19)
High-Yield Pulp	(4)	5	9	1	8
Paper	10	9	(1)	3	(4)
Corporate	(2)	(3)	(1)	-	(1)
	33	27	(6)	5	(11)

Adjusted EBITDA decreased by $6 million from the prior year quarter. Forest Products segment adjusted EBITDA improved by $15 million from the prior year quarter due to higher prices and lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA decreased by $28 million due to higher costs and lower chemical pulp prices. High-Yield Pulp segment adjusted EBITDA improved by $9 million due primarily to higher prices. Paper segment adjusted EBITDA decreased by $1 million because of higher costs, partially offset by higher prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(21)	(4)	17	15	2	-
Specialty Cellulose and Chemical Pulp	41	13	(28)	(28)	-	-
High-Yield Pulp	(7)	1	8	9	(1)	-
Paper	10	9	(1)	(1)	-	-
Corporate	5	(5)	(10)	(1)	-	(9)
	28	14	(14)	(6)	1	(9)

The Company generated operating earnings of $14 million compared to operating earnings of $28 million in the same quarter a year ago. The previously noted decline in adjusted EBITDA caused a portion of the decrease. Other items generated the balance of the decrease. A more detailed explanation of segment variances is included in the analysis that follows.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales (1)	113	86	(27)

Freight and other deductions	12	8	4
Lumber export taxes	3	1	2
Cost of sales (1)	111	76	35
SG&A	4	3	1
Adjusted EBITDA	(17)	(2)	15
Depreciation and amortization	4	2	2
Operating loss	(21)	(4)	17

Shipments
SPF lumber (mmbf)	224	165	(59)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	241	297	56
KD #2 & better delivered G.L. (US $ per mbf)	335	393	58
KD stud delivered G.L. (US $ per mbf)	313	388	75
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $2 million on sales of $86 million. This compares to negative adjusted EBITDA of $17 million on sales of $113 million in the comparable quarter of the prior year. The sale of the Company’s two B.C. sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had shipped 90 million board feet of lumber in the prior year quarter and had generated lumber, chip and by-product revenues of $38 million. Sales also decreased by $12 million due to the divestiture of the hardwood flooring operations in November 2011. Higher prices and shipments from the Company’s Eastern sawmills partially offset the decrease.

Demand for SPF lumber remained relatively weak with shipments equal to 59% of capacity, as compared to 56% in the year ago quarter. US $ reference prices for random lumber increased by US $57 per mbf on average while the reference price for stud lumber was up US $75 per mbf. Currency was favourable as the Canadian dollar averaged US $0.991, a 4.1% decrease from US $1.033 in the prior year quarter. As a result of the combined effect, the average selling price of SPF lumber increased by $61 per mbf, increasing adjusted EBITDA by $10 million. Manufacturing costs were relatively unchanged from those of the prior year quarter. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two B.C. sawmills, which had generated negative $5 million of adjusted EBITDA in the prior year quarter.

During the June 2012 quarter, the Company incurred $1 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, down from $2 million in the year ago quarter. The effective tax rate was 5% versus 13% in the year ago quarter. The prior year quarter also includes $1 million of export taxes for Western lumber shipments to the United States.

The Forest Products segment generated an operating loss of $4 million, as compared to an operating loss of $21 million in the prior year quarter. In addition to the previously noted improvement in adjusted EBITDA, the sale of the B.C. sawmills and the hardwood flooring operations led to lower depreciation expense.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	164	141	(23)
Sales - Chemicals	24	26	2
	188	167	(21)

Freight and other deductions	17	19	(2)
Cost of sales (1)	119	124	(5)
SG&A	6	6	-
Adjusted EBITDA	46	18	(28)
Depreciation and amortization	5	5	-
Operating earnings	41	13	(28)

Shipments
Specialty cellulose pulp (000's tonnes)	70	62	(8)
Chemical pulp (000's tonnes)	62	56	(6)
Internal (000's tonnes)	2	5	3
Total	134	123	(11)

Reference Prices
NBSK - delivered China (US $ per tonne)	920	690	(230)
NBSK - delivered U.S. (US $ per tonne)	1,025	900	(125)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $18 million on sales of $167 million. This compares to adjusted EBITDA of $46 million on sales of $188 million in the year ago quarter. The $23 million decline in pulp sales was due to lower pulp shipments as well as lower prices for chemical pulp.

The specialty cellulose market conditions were generally favourable in the most recent quarter. An increase in specialty grade prices was offset by a decline in viscose grade prices. Overall, pricing was relatively unchanged year-over-year. Specialty cellulose shipments were equal to 80% of capacity as compared to 92% in the year ago quarter. During the most recent quarter, the Tartas mill proceeded with an 11-day annual maintenance outage. A shorter four day planned maintenance outage also occurred at the Temiscaming facility. These two events reduced production by 6,000 tonnes. In the prior year quarter, the mills had incurred three days of maintenance downtime, removing 1,300 tonnes of production. The increase in maintenance costs, combined with higher fibre and chemical costs, increased cost of sales by $12 million. The Company’s strategy to produce more specialty grades has also contributed to the higher costs. Adjusted EBITDA was further reduced by $4 million due to the 8,000 tonnes reduction in specialty cellulose pulp shipments.

Market conditions for NBSK pulp were significantly weaker during the most recent quarter. The benchmark price (delivered China) declined by US $230 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $8 million or $131 per tonne. NBSK shipments were equal to 91% of capacity as compared to 95% in the year ago quarter. There was no significant downtime at the mill in either quarter. Manufacturing costs increased by $2 million, primarily for fiber and chemicals. The combination of lower prices and higher costs reduced adjusted EBITDA by $10 million.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $13 million compared to operating earnings of $41 million in the comparable quarter of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales (1)	93	101	8

Freight and other deductions	20	21	(1)
Cost of sales (1)	76	73	3
SG&A	1	2	(1)
Adjusted EBITDA	(4)	5	9
Depreciation and amortization	3	4	(1)
Operating earnings (loss)	(7)	1	8

Shipments
External (000's tonnes)	155	165	10
Internal (000's tonnes)	14	14	-
Total	169	179	10

Reference Prices
BEK - delivered China (US $ per tonne)	760	667	(93)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated adjusted EBITDA of $5 million on sales of $101 million. This compares to negative adjusted EBITDA of $4 million on sales of $93 million in the year ago quarter. The $8 million increase in sales was caused by higher shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable quarter a year ago. While the US $ reference price for BEK decreased by US $93 per tonne, the decline in the Company’s average US $ selling price for high-yield pulp was limited to US $17 per tonne, as the latter had suffered significant decreases in the previous quarters. This decrease was more than offset by currency as the Canadian dollar averaged US $0.991, a 4.1% decrease from US $1.033 in the prior year quarter. The net effect was an increase in price of $6 per tonne, increasing adjusted EBITDA by $1 million. High-yield pulp shipments were equal to 89% of capacity as compared to 84% in the prior year quarter. During the most recent quarter, weak market conditions led to 5,300 tonnes of market downtime compared to 30,100 tonnes of downtime related to a labour strike at the Matane, Quebec, facility in the prior year period. The higher productivity led to a $2 million decrease in mill costs. As well, the June 2012 quarter benefited from an $8 million increase in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. The inventories had been written down by $4 million in each of the December 2011 and March 2012 quarters as their carrying values had exceeded their estimated net realizable values. There were no inventory adjustments in the prior year quarter.

The High-Yield Pulp segment generated operating earnings of $1 million compared to an operating loss of $7 million in the comparable quarter of the prior year. The previously noted improvement in adjusted EBITDA accounted for the increase in operating results.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – PAPER

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales	85	86	1

Freight and other deductions	12	11	1
Cost of sales	60	63	(3)
SG&A	3	3	-
Adjusted EBITDA	10	9	(1)
Depreciation and amortization	-	-	-
Operating earnings	10	9	(1)

Shipments
Coated bleached board (000's tonnes)	42	43	1
Newsprint (000's tonnes)	60	53	(7)
Total	102	96	(6)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,130	(20)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $9 million on sales of $86 million. This compares to adjusted EBITDA of $10 million on sales of $85 million in the same quarter a year ago. Sales were relatively flat as higher prices for coated bleached board and newsprint offset lower newsprint shipments.

In terms of market, coated bleached board was stable. Newsprint was also stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $20 per short ton while the reference price for newsprint was unchanged. Currency was favourable as the Canadian dollar averaged $0.991, a 4.1% decrease from US $1.033 in the prior year quarter. The combined effect was an increase in adjusted EBITDA of $3 million due to price. Coated bleached board shipments were equal to 96% of capacity as compared to 93% in the year ago quarter. Newsprint shipment to capacity was 87% compared to 100% in the prior year quarter. Both mills operated at capacity with no market downtime required in the most recent quarter. Mill costs increased by $3 million year-over-year. This was due to higher energy costs at the Kapuskasing newsprint mill. In the prior year quarter, the mill had benefited from special circumstances that allowed it to generate significant “load shedding” credits.

The Paper segment generated operating earnings of $9 million compared to operating earnings of $10 million in the prior year quarter. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	June	June
	2011	2012
Financial ($ millions)
General and administrative expenses	4	4
Share-based compensation	(2)	(1)
Other items:
Custodial - idled facilities	-	2
Gain on Tembec USA LLC filing	(4)	-
Gain on sale of Smooth Rock Falls hydro dam	(3)	-
Operating expenses	(5)	5

The Company recorded a $1 million credit for share-based compensation in the current quarter, compared to a $2 million credit in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million credit in the June 2012 quarter relates to a decrease in the share price as the value of the Company’s common shares declined from $3.45 to $2.39.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $2 million in the most recent quarter, compared to a “nil” amount in the year ago quarter.

The prior year quarter includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The quarter also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2011	2012
Interest on debt	8	10
Interest income	-	(1)
Gain on derivatives	(1)	-
Foreign exchange items	(1)	(2)
Change in fair value of warrants	(3)	-
Bank charges and other	1	-
	4	7

There were no significant interest variances. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the last two June quarters, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the June 2012 quarter, the Company recorded a loss of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.001 to US $0.976.

During the June 2011 quarter, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.019 to US $1.013.

INCOME TAXES

During the June 2012 quarter, the Company recorded an income tax expense of $4 million on a loss before income taxes of $1 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 26.3% . The June 2012 quarter absorbed a $4 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the June 2011 quarter, the Company recorded an income tax expense of $6 million on earnings before income taxes of $23 million. The income tax expense reflected a $1 million favourable variance versus an anticipated income tax expense of $7 million based on the Company’s effective tax rate of 27.8% .

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $5 million or $0.05 per share for the quarter ended June 23, 2012, compared to net earnings of $17 million or $0.17 per share for the quarter ended June 25, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	June 25, 2011		June 23, 2012
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	17	0.17	(5)	(0.05)
Specific items (after-tax):
Loss on translation of foreign debt	1	0.01	7	0.07
Gain on financial instruments	(1)	(0.01)	-	-
Gain on Tembec USA LLC filing	(4)	(0.04)	-	-
Gain on sale of Smooth Rock Falls hydro dam	(2)	(0.02)	-	-
Costs for permanently idled facilities	-	-	1	0.01
Net earnings excluding specific items - not in accordance with IFRS	11	0.11	3	0.03

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	350	324	(26)	10	(36)
Specialty Cellulose and Chemical Pulp	513	495	(18)	8	(26)
High-Yield Pulp	302	252	(50)	(11)	(39)
Paper	255	250	(5)	6	(11)
Corporate	5	8	3	-	3
	1,425	1,329	(96)	13	(109)
Less: Intersegment Sales	(103)	(106)	(3)
Sales	1,322	1,223	(99)

Sales decreased by $99 million as compared to the same nine-month period a year ago. Currency was favourable as the Canadian dollar averaged US $0.989, a 2.2% decrease from US $1.011 in the prior year period. Forest Products segment sales decreased by $26 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $18 million due to lower shipments, partially offset by higher specialty pulp prices. High-Yield Pulp segment sales decreased by $50 million due to lower shipments and prices. Paper segment sales decreased by $5 million due to lower shipments, partially offset by higher prices.

Adjusted EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(37)	(24)	13	10	3
Specialty Cellulose and Chemical Pulp	110	76	(34)	8	(42)
High-Yield Pulp	5	(20)	(25)	(11)	(14)
Paper	23	23	-	6	(6)
Corporate	(22)	(14)	8	-	8
	79	41	(38)	13	(51)

Adjusted EBITDA of $41 million was $38 million lower than the same period a year ago. Forest Products segment adjusted EBITDA was up $13 million from the prior year period primarily as a result of higher prices. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $34 million due to higher costs, partially offset by higher specialty pulp prices. High-Yield Pulp segment adjusted EBITDA declined by $25 million due to higher costs and lower prices. Paper segment adjusted EBITDA was unchanged as higher prices offset higher costs. Prior year period corporate expenses included a charge of $8 million related to share-based compensation, compared to a “nil” expense in the most recent period.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(52)	(10)	42	13	4	25
Specialty Cellulose and Chemical Pulp	96	62	(34)	(34)	-	-
High-Yield Pulp	(3)	(30)	(27)	(25)	(2)	-
Paper	21	22	1	-	1	-
Corporate	(20)	(35)	(15)	8	-	(23)
	42	9	(33)	(38)	3	2

The Company generated operating earnings of $9 million compared to operating earnings of $42 million in the same period a year ago. The previously noted decline in adjusted EBITDA caused the decrease. Reduced depreciation expense and other items partially offset the adjusted EBITDA decline. A more detailed explanation of segment variances is included in the analysis that follows.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales (1)	350	324	(26)

Freight and other deductions	35	32	3
Lumber export taxes	10	6	4
Cost of sales (1)	329	299	30
SG&A	13	11	2
Adjusted EBITDA	(37)	(24)	13
Depreciation and amortization	12	8	4
Other items:
Gain on sale of B.C. sawmills	-	(24)	24
Loss on sale/closure of flooring assets	-	2	(2)
Taschereau sawmill closure charge	2	-	2
Cranbrook planer mill closure charge	1	-	1
Operating loss	(52)	(10)	42

Shipments
SPF lumber (mmbf)	672	641	(31)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	269	267	(2)
KD #2 & better delivered G.L. (US $ per mbf)	356	359	3
KD stud delivered G.L. (US $ per mbf)	312	340	28
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $24 million on sales of $324 million. This compares to negative adjusted EBITDA of $37 million on sales of $350 million in the comparable nine-month period of the prior year. The sale of the Company’s two B.C. sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had $34 million less in revenues in the most recent nine-month period versus a year ago. Shipments of lumber from the two sawmills was 171 million board feet versus 255 million in the prior year period. Sales also decreased by $25 million due to the divestiture of the hardwood flooring operations in November 2011. Higher stud lumber prices and shipments from the Company’s Eastern sawmills partially offset the decrease.

Demand for SPF lumber remained relatively weak with shipments equal to 60% of capacity, as compared to 56% in the year ago period. US $ reference prices for random lumber were unchanged on average while the reference price for stud lumber was up US $28 per mbf. Currency was favourable as the Canadian dollar averaged US $0.989, a 2.2% decrease from US $1.011 in the prior year period. As a result of the net effect, the average selling price of SPF lumber increased by $16 per mbf, increasing adjusted EBITDA by $10 million. Mill manufacturing costs were relatively unchanged year-over-year.

During the nine-month period ended June 2012, the Company incurred $3 million of export taxes on lumber shipped from its Eastern sawmills as compared to $5 million in the prior year. The effective rate in the most recent period was 5.5% versus 14.4% in the prior year, which included a temporary surcharge of 10%. The decline in the export tax rate was partially offset by higher prices and shipments from the Eastern sawmills to the United States. As to the two B.C. sawmills, the Company incurred $3 million of export taxes in the first nine-months of the current year. This compares to $5 million in the nine-month period a year ago. The decrease was due solely to the shorter ownership period, as export tax rates were 15% in both years.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

The Forest Products segment generated an operating loss of $10 million, as compared to an operating loss of $52 million in the prior year period. In addition to the previously noted improvement in adjusted EBITDA, the sale of the B.C. sawmills and the hardwood flooring operations led to lower depreciation expense. During the nine-month period ended June 2012, the Company recorded a gain of $24 million related to the sale of the B.C. sawmills. The Company sold its Toronto, Ontario, flooring plant and concurrently closed its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million. In the prior year period, the segment recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer in Cranbrook, B.C. prior to the sale at the end of March 2012.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	443	421	(22)
Sales - Chemicals	70	74	4
	513	495	(18)

Freight and other deductions	49	50	(1)
Cost of sales (1)	336	354	(18)
SG&A	18	15	3
Adjusted EBITDA	110	76	(34)
Depreciation and amortization	14	14	-
Operating earnings	96	62	(34)

Shipments
Specialty cellulose pulp (000's tonnes)	199	192	(7)
Chemical pulp (000's tonnes)	178	147	(31)
Internal (000's tonnes)	7	15	8
Total	384	354	(30)

Reference Prices
NBSK - delivered China (US $ per tonne)	871	697	(174)
NBSK - delivered U.S. (US $ per tonne)	987	897	(90)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $76 million on sales of $495 million. This compares to adjusted EBITDA of $110 million on sales of $513 million in the year ago period. The $22 million decrease in pulp sales was due to lower prices and volumes of chemical pulp and lower prices for viscose grade pulp, partially offset by higher prices for specialty grades.

The specialty cellulose market conditions were generally favourable in the most recent nine-month period. An increase in specialty grade prices was partially offset by a decline in viscose grade prices. Overall, prices were up by an average $120 per tonne, increasing adjusted EBITDA by $23 million. Specialty cellulose shipments were equal to 83% of capacity as compared to 85% in the year ago period. Total costs increased by $23 million, primarily for chemicals, supplies and fiber. The Company’s strategy to produce more specialty grades has contributed to the increase in costs. Overall, adjusted EBITDA was unchanged.

Market conditions for NBSK pulp were significantly weaker during the most recent period. The benchmark price (delivered China) declined by US $174 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $18 million or $111 per tonne. NBSK shipments were equal to 80% of capacity as compared to 92% in the year ago period. The most recent period included 17 days of unplanned downtime due to problems with the mill’s recovery boiler, removing approximately 12,200 tonnes of production. In the prior year period, the mill had incurred nine days of planned maintenance downtime, reducing production by 6,400 tonnes. The lower productivity combined with higher fiber, chemical and supply costs, increased mill costs by $9 million. Lower shipments also reduced adjusted EBITDA, which declined by $30 million in total from the year ago nine-month period.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $62 million compared to operating earnings of $96 million in the comparable nine-month period of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – HIGH-YIELD PULP

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales (1)	302	252	(50)

Freight and other deductions	62	54	8
Cost of sales (1)	233	213	20
SG&A	2	5	(3)
Adjusted EBITDA	5	(20)	(25)
Depreciation and amortization	8	10	(2)
Operating loss	(3)	(30)	(27)

Shipments
External (000's tonnes)	487	416	(71)
Internal (000's tonnes)	43	43	-
Total	530	459	(71)

Reference Prices
BEK - delivered China (US $ per tonne)	749	606	(143)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $20 million on sales of $252 million. This compares to adjusted EBITDA of $5 million on sales of $302 million in the year ago period. The $50 million decrease in sales was caused by lower shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable period a year ago. The US $ reference price for BEK decreased by US $143 per tonne compared to the prior year period. However, the drop in US $ pricing for high-yield pulp was much less pronounced as prices had previously experienced significant declines. Currency was slightly favourable as the Canadian dollar averaged US $0.989, a 2.2% decrease from US $1.011 in the prior year period. Overall, lower high-yield pulp prices reduced adjusted EBITDA by $11 million or $24 per tonne. High-yield pulp shipments were equal to 76% of capacity as compared to 88% in the prior year period. During the most recent nine-month period, weak market conditions led to 32,800 tonnes of market related downtime and 15,200 tonnes of maintenance downtime. In the comparable period a year ago, the Company incurred 5,000 tonnes of maintenance downtime and 30,100 tonnes of downtime related to a labour strike at the Matane, Quebec, facility. The lower productivity combined with higher fiber, chemical and energy costs increased mill costs by $11 million.

The High-Yield Pulp segment generated an operating loss of $30 million compared to an operating loss of $3 million in the comparable period of the prior year. The previously noted decrease in adjusted EBITDA accounted for the decline in operating results.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – PAPER

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales	255	250	(5)

Freight and other deductions	34	33	1
Cost of sales	190	185	5
SG&A	8	9	(1)
Adjusted EBITDA	23	23	-
Depreciation and amortization	2	1	1
Operating earnings	21	22	1

Shipments
Coated bleached board (000's tonnes)	121	121	-
Newsprint (000's tonnes)	175	160	(15)
Total	296	281	(15)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,137	(13)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $23 million on sales of $250 million. This compares to adjusted EBITDA of $23 million on sales of $255 million in the same period a year ago. The $5 million decrease in sales results primarily from lower newsprint shipments, partially offset by higher prices.

In terms of markets, coated bleached board weakened slightly while newsprint remained stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $13 per short ton while the reference price for newsprint was unchanged. Currency was favourable as the Canadian dollar averaged $0.989, a 2.2% decrease from US $1.011 in the prior year period. The combined effect was an increase in adjusted EBITDA of $6 million due to selling prices. Coated bleached board shipments were equal to 90% of capacity, unchanged from the prior year period. Newsprint shipment to capacity was 89% compared to 97% in the prior year period. Total delivered cash costs increased by $4 million from the year ago period, primarily for chemicals and freight.

The Paper segment generated operating earnings of $22 million compared to operating earnings of $21 million in the prior year period. Lower depreciation expense led to the improvement in operating earnings.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – CORPORATE

	June	June
	2011	2012
Financial ($ millions)
General and administrative expenses	14	14
Share-based compensation	8	-
Other items:
Custodial - idled facilities	5	9
Write-down of Temlam loan receivable	-	16
Gain on sale of minority equity interest	-	(4)
Gain on Tembec USA LLC filing	(4)	-
Gain on sale of Smooth Rock Falls hydro dam	(3)	-
Operating expenses	20	35

The Company recorded a nil expense for share-based compensation in the current period, compared to an $8 million charge in the year ago period. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $9 million in the most recent period, as compared to $5 million in the prior year period.

The June 2012 period includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the restart of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The nine-month period ended June 2012 also includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

The prior year period includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The period also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2011	2012
Interest on debt	24	27
Interest income	-	(1)
Capitalized interest	-	(1)
Fees - new working capital facility	2	-
Foreign exchange items	4	-
Gain on derivatives	(1)	-
Change in fair value of warrants	(3)	-
Bank charges and other	2	2
	28	27

There were no significant interest variances. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the prior year period.

TRANSLATION OF FOREIGN DEBT

During the nine-month period ended June 2012, the Company did not record a gain or a loss on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $0.976.

During the nine-month period ended June 2011, the Company recorded a gain of $10 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $1.013.

INCOME TAXES

During the nine-month period ended June 2012, the Company recorded an income tax expense of $17 million on a loss before income taxes of $18 million. The income tax expense reflected a $22 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The nine-month period ended June 2012 absorbed $16 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The expense was also increased by $4 million due to higher statutory income tax rates in France.

During the nine-month period ended June 2011, the Company recorded an income tax expense of $12 million on earnings before income taxes of $24 million. The income tax expense reflected a $5 million unfavourable variance versus an anticipated tax expense of $7 million based on the Company’s effective tax rate of 27.8% . The nine-month period ended June 2011 absorbed a $3 million unfavourable change in valuation allowance. The expense was also increased by $4 million due to higher statutory income tax rates in France.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

NET EARNINGS (LOSS)

The Company generated a net loss of $35 million or $0.35 per share for the nine-month period ended June 23, 2012, compared to net earnings of $12 million or $0.12 per share for the nine-month period ended June 25, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Nine months ended		Nine months ended
	June 25, 2011		June 23, 2012
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	12	0.12	(35)	(0.35)
Specific items (after-tax):
Gain on translation of foreign debt	(8)	(0.08)	-	-
Gain on financial instruments	(1)	(0.01)	-	-
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Loss on sale/closure of flooring assets	-	-	2	0.02
Write-down of Temlam loan receivable	-	-	14	0.14
Gain on sale of minority interest	-	-	(4)	(0.04)
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill closure charge	1	0.01	-	-
Gain on Tembec USA LLC filing	(4)	(0.04)	-	-
Gain on sale of Smooth Rock Falls hydro dam	(2)	(0.02)	-	-
Costs for permanently idled facilities	4	0.04	6	0.06
Net earnings (loss) excluding specific items - not in accordance with IFRS	4	0.04	(35)	(0.35)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Sept 10	(1)	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12
Sales	444		422	452	448	421	401	407	415
Adjusted EBITDA	36		12	34	33	19	12	2	27
Operating earnings (loss)	15		(3)	17	28	5	(2)	(3)	14
Net earnings (loss)	2		(11)	6	17	(17)	(16)	(14)	(5)
Basic and fully diluted net earnings (loss) per share ($)	0.02		(0.11)	0.06	0.17	(0.17)	(0.16)	(0.14)	(0.05)
(1) Not restated for IFRS

FINANCIAL POSITION

	($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Cash flow from operations before working capital changes	3	21	27	13	2	(16)	16	-
Less:
Fixed asset additions	8	7	14	29	23	28	24	-
Interest on debt	8	8	8	8	8	9	10	-
Current income tax expense	1	-	-	7	3	4	2	-
Free cash flow (negative)	(14)	6	5	(31)	(32)	(57)	(20)	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first nine months of fiscal 2012 was $2 million, compared to $51 million from the same period a year ago. The decline in cash flow was due to lower adjusted EBITDA and income taxes paid relating to the French operations. After allowing for fixed asset additions of $75 million, interest on debt of $27 million and current income tax expense of $9 million, free cash flow in the first nine months of fiscal 2012 was negative $109 million compared to negative $3 million in the prior year period. In the first nine months of fiscal 2012, non-cash working capital items used $91 million. The majority of the increase in working capital was related to inventories and trade receivables.

Fixed Asset Additions

During the first nine months of fiscal 2012, fixed asset additions totalled $75 million compared to $29 million in the same period a year ago. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The high level of capital expenditures in the last three quarters relates to several relatively large capital projects.

FINANCIAL POSITION

The following table summarizes fiscal 2012 fixed asset additions by segment:

Quarter ended June 2012
$ millions	Quarter	Year-to-date
Forest Products	-	8
Specialty Cellulose and Chemical Pulp	21	55
High-Yield Pulp	1	6
Paper	1	5
Corporate	1	1
	24	75

In March 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulfite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50 megawatt electrical turbine. The boiler is scheduled to start-up in December 2013, followed by the turbine in May 2014. During the quarter, $15 million was spent on the project, bringing total cumulative expenditures to $31 million. It is currently estimated that the project will increase annual adjusted EBITDA by $40 million to $45 million once it becomes fully operational.

The Company has completed the installation of a new electrical turbine at the Tartas specialty cellulose mill at a total estimated cost of $21 million. During the quarter, $3 million was spent on the project, bringing total cumulative expenditures to $18 million. The remaining $3 million relates primarily to holdbacks that will be disbursed in the September 2012 quarter. The turbine was commissioned in the June 2012 quarter and will be fully operational in the September 2012 quarter. Current forecasts are that the turbine will increase mill adjusted EBITDA by $8 million per year.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits were to be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. The Company has now utilized its full allotment of credits.

Liquidity

At the end of June 2012, the Company had total cash (including cash held in trust) of $101 million plus unused operating lines of $55 million, for total liquidity of $156 million. At September 2011, the date of the last audited financial statements, the Company had net cash of $105 million and unused operating lines of $124 million. The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March	June
	2011	2011	2012	2012
Borrowing base	186	180	199	192
Less: availability reserve	(22)	(23)	(23)	(23)
Net availability	164	157	176	169

Outstanding letters of credit	(34)	(38)	(45)	(46)
Amount drawn	(6)	(48)	(69)	(68)
Unused amount	124	71	62	55

FINANCIAL POSITION

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $8 million at the end of the June 2012 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Net debt / total capitalization	30%	32%	28%	27%	34%	37%	40%	-
Adjusted EBITDA / interest on indebtedness (times)	1.6	4.7	4.5	2.7	1.5	0.4	2.9	-

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. In February 2012, the Company issued a further US $50 million of senior secured notes with the same terms and conditions as the original US $255 million notes. These additional notes are not yet registered under relevant securities legislation. The Company has undertaken to file an exchange offer registration statement with the U.S. Securities and Exchange Commission with respect to an offer to exchange the notes within a specified period. After registration, the new notes are expected to trade fungibly with the original US $255 million notes. The proceeds from the most recent offering are to be used for general corporate purposes, as additional liquidity to support the Company’s capital expenditure initiatives and to pay fees and expenses related to the issuance of the new notes. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles.

During the March 2012 quarter, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire three million common shares of Tembec at a price of $7 per share. As at the end of June 2012, the Company had not drawn on the facility.

Subsequent to the end of the June 2012 fiscal quarter, on June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly installments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The final $10 million tranche will be advanced in June 2013.

The two previously noted facilities will fund $105 million of the $190 million required to complete the Temiscaming specialty cellulose project.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “stable” outlook with respect to its ratings. S&P has a “negative” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at July 26, 2012, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 24, 2011).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended June 23, 2012, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

SUBSEQUENT EVENT

Subsequent to the end of the June 2012 fiscal quarter, on June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly installments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The final $10 million tranche will be advanced in June 2013.

OUTLOOK

The June 2012 quarterly results were in line with expectations. The $25 million improvement in adjusted EBITDA was driven primarily by higher lumber and paper pulp prices. The full effect of the higher prices was more pronounced in the High-Yield Pulp segment, which reversed $8 million of previously recorded net realizable value inventory reserves. The reserves had been caused by the low prices experienced in the December 2011 and March 2012 quarters. The improvement in adjusted EBITDA would have been even greater if not for the significant amount of planned maintenance work completed at the Company’s two specialty pulp mills. Looking ahead, markets for specialty cellulose remain strong except for the viscose grades, where new supply is leading to lower prices. The Company’s strategy of focusing on specialty grades has proven to be the right one. Paper pulp markets are expected to remain challenging. Capacity expansions will likely mitigate and delay a recovery in prices. The Company has recently announced the indefinite idling of its 240,000 tonnes per year, Chetwynd, B.C., high-yield pulp mill later in September. We expect lumber prices to hold at their current level until the normal seasonal decline in the fall. The housing statistics in the United States point to a slow and gradual recovery and lumber pricing should follow a similar pattern. Markets for coated bleached board and newsprint should remain relatively stable over the near term. The Company will continue with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is a $190 million high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site that is scheduled to start-up in December 2013. The project will materially improve the mill’s cost structure and margins. A total of $31 million has been spent on the Temiscaming specialty cellulose project to the end of the June 2012 quarter. The Company has recently secured a further $30 million of project financing, attaining its target of $105 million of total project financing. The Company also has several other smaller capital projects, which are either in start-up mode or nearing completion. These projects will begin to positively impact adjusted EBITDA in the coming quarters.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2011				Fiscal 2012
		Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	100	-
Book value per share ($)		2.87	2.97	3.16	2.33	2.12	1.98	1.88	-
Foreign exchange:
1 C $ = US $	- average	0.986	1.014	1.033	1.023	0.977	0.998	0.991	-
	- period end	0.994	1.019	1.013	0.971	0.980	1.001	0.976	-
1 euro = US $	- average	1.359	1.367	1.438	1.418	1.350	1.309	1.286	-
	- period end	1.312	1.408	1.418	1.352	1.304	1.326	1.256	-
1 euro = C $	- average	1.378	1.348	1.392	1.386	1.382	1.312	1.298	-
	- period end	1.320	1.382	1.399	1.392	1.331	1.325	1.287	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	-
Depreciation and amortization	13	11	12	12	12	10	11	-
Other items	2	6	(7)	2	2	(5)	2	-
Adjusted EBITDA	12	34	33	19	12	2	27	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense, current income tax expense and net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents, and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Long-term debt	263	258	260	271	269	314	318	-
Net unamortized financing costs	13	13	13	13	13	11	12	-
Current portion of long-term debt	17	17	17	18	18	19	16	-
Operating bank loans / Bank indebtedness	3	5	2	6	48	69	68	-
Less: total cash	(61)	(32)	(72)	(105)	(86)	(127)	(101)	-
Net debt	235	261	220	203	262	286	313	-
Other long-term liabilities and credits	266	264	249	303	292	282	277	-
Shareholders' equity	287	297	316	233	212	198	188	-
Total capitalization	788	822	785	739	766	766	778	-

Net debt to total capitalization ratio	30%	32%	28%	27%	34%	37%	40%	-